Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

VIRGIN GALACTIC HOLDINGS, INC.

Virgin Galactic Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The Corporation originally filed its Certificate of Incorporation on October 25, 2019.

2. That the Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Certificate of Incorporation of the Corporation be amended and that such amendments be submitted to the stockholders of the Corporation for their consideration as follows:

THEREFORE, BE IT RESOLVED, that the first sentence of Article FOURTH of the Certificate of Incorporation be, and hereby is, amended and restated to read in its entirety as follows:

“That, effective at 5:00 p.m., Eastern Time, on the date this Certificate of Amendment to the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-20 reverse stock split of the Common Stock (as defined below) shall become effective, pursuant to which each 20 shares of Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of Common Stock as reported by the New York Stock Exchange (as adjusted to give effect to the Reverse Stock Split) on the date of the Effective Time; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified; and (b) with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 710,000,000 shares of which 700,000,000 shares shall be Common Stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares shall be Preferred Stock, par value $0.0001 per share (“Preferred Stock”).”

3. That, at a meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed as of this 14th day of June, 2024.

Virgin Galactic Holdings, Inc. A Delaware corporation

By:	/s/ Douglas Ahrens
Name: Douglas Ahrens
Title: Chief Financial Officer